UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Arhaus, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04035M102

(CUSIP Number)

Suzanne Hanselman

Janet Spreen

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114-1214

Tel: (216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

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(1)	Name of Reporting Persons: John P. Reed Trust dated 4/29/1985
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 42,516,621(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 42,516,621(1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 42,516,621(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.36%
(14)	Type of Reporting Person (See Instructions): OO

(1)

Represents shares of Class B common stock, which may be converted at any time into one share of Class A common stock. Additionally, each share of Class B common stock will convert automatically into one share of Class A common stock in certain circumstances, including the earliest to occur of (i) twelve months after the death or incapacity of John P. Reed, and (ii) the date upon which the then outstanding shares of Class B common stock first represent less than 10% of the voting power of the then outstanding shares of Class A common stock and Class B common stock.

Schedule 13D

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(1)	Name of Reporting Persons: John P. Reed
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 52,535,042(1)(2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 52,535,042(1)(2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,535,042(1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 37.51%
(14)	Type of Reporting Person (See Instructions): IN

(1)

Represents (i) 2,982,988 shares of Class B common stock held by John P. Reed directly, (ii) 42,516,621 shares of Class B common stock held by the John P. Reed Trust dated 4/29/1985, as amended, of which Mr. Reed is trustee and (iii) 7,035,433 shares of Class B common stock held by The John P. Reed 2019 GRAT, of which Mr. Reed is trustee.

(2)

Each share of Class B common stock may be converted at any time into one share of Class A common stock. Additionally, each share of Class B common stock will convert automatically into one share of Class A common stock in certain circumstances, including the earliest to occur of (i) twelve months after the death or incapacity of John P. Reed, and (ii) the date upon which the then outstanding shares of Class B common stock first represent less than 10% of the voting power of the then outstanding shares of Class A common stock and Class B common stock.

Schedule 13D

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ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of Class A common stock, par value $0.001 per share (the “Class A common stock”), of Arhaus, Inc., a Delaware corporation (the “Issuer”) and reports beneficial ownership by the Reporting Persons of Class B common stock, par value $0.001, of the Issuer (the “Class B common stock”), which may be converted at any time into one share of Class A common stock. Additionally, each share of Class B common stock will convert automatically into one share of Class A common stock in certain circumstances, including the earliest to occur of (i) twelve months after the death or incapacity of John P. Reed, and (ii) the date upon which the then outstanding shares of Class B common stock first represent less than 10% of the voting power of the then outstanding shares of Class A common stock and Class B common stock.

The address of the Issuer’s principal executive offices is 51 E. Hines Hill Road, Boston Heights, Ohio 44236.

ITEM 2. IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed by John P. Reed Trust dated 4/29/1985, a trust formed under the laws of Ohio (“1985 Trust”), and John P. Reed (together with the 1985 Trust, the “Reporting Persons”), pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.4 (the “Joint Filing Agreement”).

(b)	The address of each of the Reporting Persons is c/o John P. Reed, Arhaus, Inc., 51 E. Hines Hill Road, Boston Heights, Ohio 44236.

(c)

Mr. Reed’s principal occupation is Chief Executive Officer and Director of the Issuer. The Issuer’s principal business is operating as a rapidly growing lifestyle brand and omni-channel retailer of premium home furnishings. Mr. Reed is the sole trustee of the 1985 Trust.

(d)	During the past five years, Mr. Reed has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past five years, Mr. Reed was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Reed is a citizen of the United States of America. The 1985 Trust was formed under the laws of the state of Ohio.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Class B common stock reported herein were acquired by the Reporting Persons prior to the Issuer’s initial public offering (the “IPO”) pursuant to the Reorganization (as defined below). Initial funding for the acquisition of the shares of Class B common stock reported herein was provided by Mr. Reed’s personal funds.

Schedule 13D

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The Issuer was formed in connection with the IPO and all of the Issuer’s business operations are conducted through Arhaus, LLC, and its wholly-owned subsidiaries. Mr. Reed is a founder of and the Reporting Persons were members of Arhaus, LLC. Prior to the closing of the IPO, through a series of reorganization transactions, the Issuer became the indirect parent of Arhaus, LLC, the members of Arhaus, LLC received Class A common stock and Class B common stock in exchange for their membership interests and the individuals who served as directors and officers of Arhaus, LLC were appointed to serve as directors and executive officers of the Issuer (the “Reorganization”).

ITEM 4. PURPOSE OF TRANSACTION

As described under Item 3, the Reporting Persons acquired the Class B common stock pursuant to the Reorganization to facilitate the IPO of the Issuer.

Mr. Reed is the founder, Chief Executive Officer and a director of the Issuer. Accordingly, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. Subject to the Investor Rights Agreement, Registration Rights and Lockup Agreement described below, the Reporting Persons may, from time to time, purchase or sell securities of the Issuer as appropriate for his personal circumstances.

In connection with the IPO, each of the Reporting Persons entered into the Investor Rights Agreement, dated as of November 8, 2021 (the “Investor Rights Agreement”), by and among the Issuer, FS Equity Partners VI, L.P., a Delaware limited partnership (“FS Equity”), FS Affiliates VI, L.P., a Delaware limited partnership (“FS Affiliates” and together with FS Equity, the “Freeman Spogli Funds”), the 2018 Reed Dynasty Trust u/a/d December 24, 2018 (“2018 Trust”), Reed 2013 Generation-Skipping Trust u/a/d October 22, 2013 (the “2013 Trust”), and The John P. Reed 2019 GRAT u/a/d December 31, 2019 (“2019 Trust” and, together with the 1985 Trust, the 2013 Trust and the 2018 Trust, the “Class B Trusts”), and each of the Reporting Persons.

Pursuant to the terms of the Investor Rights Agreement, the Freeman Spogli Funds are entitled to nominate (a) two directors for election to the Issuer’s board of directors for so long as the Freeman Spogli Funds collectively hold 60% or more of the shares of Class A common stock held by Freeman Spogli Funds immediately prior to the completion of the IPO, and (b) one director for election to the Issuer’s board of directors for so long as the Freeman Spogli Funds collectively hold 20% or more of the shares of Class A common stock held by Freeman Spogli Funds immediately prior to the completion of the IPO. Pursuant to the terms of the Investor Rights Agreement, the Freeman Spogli Funds, Mr. Reed and the Class B Trusts agreed to vote in favor of the Freeman Spogli Funds’ nominees and Mr. Reed or his designee to our board of directors. The Freeman Spogli Funds have nominated Brad Brutocao and John Roth for election to the Issuer’s board of directors. In addition, subject to certain conditions, the Investor Rights Agreement provides the Freeman Spogli Funds with certain rights with respect to board committee membership, except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules.

Schedule 13D

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In connection with the IPO, the Reporting Persons also entered into a Registration Rights Agreement, dated as of November 8, 2021 (the “Registration Rights Agreement”) by and among the Issuer, the Freeman Spogli Funds, Starrett Family Trust, Dated 4-11-99, Gregory M. Bettinelli, Norman S. Matthews, John P. Reed and the Class B Trusts.

The Registration Rights Agreement provides that at any time beginning six months after the completion of the IPO, the parties thereto have the right to demand that the Issuer file registration statements. These registration rights are subject to certain conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under certain circumstances. In addition, if the Issuer proposes to register any shares of Class A common stock or other equity securities under the Securities Act for its own account or for the account of any other person, then all stockholders party to the registration rights agreement are entitled to notice of such proposed registration and will have the opportunity to include their shares of Class A common stock in the registration statement, subject to certain conditions and limitations, including the right of the underwriters, if any, to limit the number of shares in any such registration. At any time after the Issuer is qualified for the use of a Form S-3 registration statement, then certain parties including the Reporting Persons will be entitled to have their shares of Class A common stock, including shares issuable upon conversion of Class B common stock, registered by the Issuer on a Form S-3 registration statement, subject to certain conditions and limitations, at the Issuer’s expense. The Issuer will pay all expenses relating to any demand, piggyback or shelf registration, other than underwriting fees, discounts or commissions, subject to specified limitations. The Registration Rights Agreement also requires that the Issuer indemnify the stockholders party to the agreement against certain liabilities that may arise under the Securities Act.

For further information, see the Investor Rights Agreement and the Registration Rights Agreement filed herewith as Exhibits 7.1 and 7.2, respectively.

The Reporting Persons are also party to a lock-up agreement with the Issuer (the “Lock-Up Agreement”), which includes certain lockup provisions to which the Reporting Persons’ shares are subject. For further information, see Item 6 and the Form of Lock-Up Agreement filed herewith as Exhibit 7.3.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Schedule 13D

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The Reporting Persons beneficially own shares of Class A common stock as follows:

Reporting Person	Amount Beneficially Owned	Percent of Class

John P. Reed Trust dated 4/29/1985	42,516,621	30.36%
John P. Reed (1)	52,535,042	37.51%

(1)

Represents (i) 2,982,988 shares of Class B common stock held by John P. Reed directly, (ii) 42,516,621 shares of Class B common stock held by the 1985 Trust, of which Mr. Reed is trustee and (iii) 7,035,433 shares of Class B common stock are by the 2019 Trust, of which Mr. Reed is trustee.

The percentage ownership reported is based upon 140,063,217 outstanding shares of the Issuer’s Class A common stock reported in the prospectus supplement dated November 3, 2021, filed by the Issuer on November 5, 2021, assuming the conversion into Class A common stock of all outstanding Class B common stock.

Mr. Reed has sole voting and dispositive power with respect to all of the shares of Class B common stock beneficially owned by the Reporting Persons, except as described below.

Due to the provisions of the Investor Rights Agreement, the Reporting Persons may be deemed to be part of a “group” for purposes of Section 13(d) of the Exchange Act. Based upon information included in the Issuer’s filings with the Securities and Exchange Commission, the Freeman Spogli Funds in the aggregate hold 30,524,202 shares of Class A common stock and the 2013 Trust and the 2018 Trust in the aggregate hold 35,001,908 shares of Class B common stock. The Reporting Persons expressly disclaim beneficial ownership with respect to any shares of Class A common stock beneficially owned by the Freeman Spogli Funds, the 2013 Trust and the 2018 Trust, and neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares held by such other parties for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(c)	Other than as disclosed in Item 4 above, none of the Reporting Persons has effected any transaction involving shares of Class A common stock in the 60 days prior to the filing of this Schedule 13D.
(d)	None.
(e)	Not applicable.

Schedule 13D

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Reed is the founder, Chief Executive Officer and a director of the Issuer and is a party to the Investor Rights Agreement and Registration Rights Agreement as described under Item 4.

As of the consummation of the IPO, certain parties, including the Reporting Persons, entered into a Lock-Up Agreement, whereby such parties agreed that, subject to certain exceptions, they would not sell or transfer any Class A common stock, or the Class B common stock or other securities convertible into, exchangeable for, exercisable for, or repayable with Class A common stock, for 180 days following November 3, 2021 without first obtaining the written consent of BofA Securities, Inc. and Jefferies LLC. Specifically, the Reporting Persons agreed, with certain limited exceptions, not to directly or indirectly: (a) offer, pledge, sell or contract to sell any Class A common stock, (b) sell any option or contract to purchase any Class A common stock, (c) purchase any option or contract to sell any Class A common stock, (d) grant any option, right or warrant for the sale of any Class A common stock, (e) lend or otherwise dispose of or transfer any Class A common stock, (f) request or demand that the Issuer file or make a confidential submission of a registration statement related to the Class A common stock, or (g)     enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Schedule 13D

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

7.1 Investor Rights Agreement, dated as of November 8, 2021 among Arhaus, Inc., FS Equity Partners VI, L.P., FS Affiliates VI, L.P., John P. Reed, 2018 Reed Dynasty Trust u/a/d December 24, 2018, John P. Reed Trust u/a/d April 29, 1985, Reed 2013 Generation-Skipping Trust u/a/d October 22, 2013, and The John P. Reed 2019 GRAT u/a/d December 31, 2019.

7.2    Registration Rights Agreement, dated as of November 8, 2021 among Arhaus, Inc., FS Equity Partners VI, L.P., FS Affiliates VI, L.P., Starrett Family Trust, Dated 4-11-99, Norman S. Matthews, Gregory M. Bettinelli, John P. Reed, 2018 Reed Dynasty Trust u/a/d December 24, 2018, John P. Reed Trust u/a/d April 29, 1985, Reed 2013 Generation-Skipping Trust u/a/d October 22, 2013, and The John P. Reed 2019 GRAT u/a/d December 31, 2019.

7.3    Form of Lock-Up Agreement (incorporated by reference to Exhibit C of Exhibit 1.1 to the Issuer’s amended Form S-1 filed on October 27, 2021).

7.4    Joint Filing Agreement and Power of Attorney, dated November 15, 2021.

Schedule 13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of November 15, 2021

JOHN P. REED TRUST DATED 4/29/1985

By:	/s/ John P. Reed
John P. Reed, Trustee

By:	/s/ John P. Reed
John P. Reed